Form C

Cover Page

Name of issuer:

End Spam, Inc.

Legal status of issuer:

Form: Corporation
Jurisdiction of Incorporation/Organization: DE
Date of organization: 8/20/2020

Physical address of issuer:

5608 17th Ave NW
Unit #1124
Seattle WA 98107

Website of issuer:

http://endspam.io

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

7.5% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

☐ Common Stock
☐ Preferred Stock
☐ Debt
☑ Other

If Other, describe the security offered:

Simple Agreement for Future Equity (SAFE)

Target number of securities to be offered:

200,000

Price:

$1.00000

Method for determining price:

Pro-rated portion of the total principal value of $200,000; interests will be sold in increments of $1; each investment is convertible to one share of stock as described under Item 13.

Target offering amount:

$200,000.00

Oversubscriptions accepted:

☑ Yes
☐ No

If yes, disclose how oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$1,235,000.00

Deadline to reach the target offering amount:

4/30/2023

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$11,940.00	$2,024.00
Cash & Cash Equivalents:	$11,940.00	$2,024.00
Accounts Receivable:	$0.00	$0.00
Short-term Debt:	$9,056.00	$21,400.00
Long-term Debt:	$90,913.00	$0.00
Revenues/Sales:	$10,287.00	$0.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	($68,729.00)	($19,376.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

End Spam, Inc.

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.
- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Doc Compton	Executive	BRAINSTORM XX, LLC	2022
Jonathan Pastore	System Engineer IV	Premera Blue Cross	2020

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Doc Compton	CEO	2022
Jonathan Pastore	President	2020

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering

Doc Compton	1550000.0 Common stock	20.6
Jonathan Pastore	2666666.0 Common stock	35.5

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. ***Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Limited Operating History

ENDspam is an early-stage company incorporated on August 20, 2020. Our operations are subject to all the risks inherent in the establishment of a new business enterprise, including potential operating losses. Any investment in ENDspam must be considered in light of the risks, expenses and difficulties frequently encountered by companies in an early stage of development in new and rapidly evolving markets. While its service offering presently appears to be unique, these risks include ENDspam's substantial dependence on acceptance into a highly competitive marketplace surrounded by better funded and more established companies. ENDspam needs to: conduct product development, expand its sales and support functions, respond to competition, manage changing operations, develop strategic relationships, control costs and expenses, maintain and enhance the ENDspam brand, expand features of its "intelligent call filtering" platform (the "Platform") and related service offerings, improve functions and benefits, attract, integrate, retain and motivate qualified personnel, and grow targeted consumer and B2B markets. In addition to being subject to all of the risks associated with the creation of a new business, ENDspam will be subject to factors affecting business generally, such as general economic conditions, increasing government regulatory activity, scarcity of resources and competition. No assurance can be given as to the ultimate success of ENDspam. The likelihood of the success must be considered in light of the challenges, expenses, difficulties, complications and delays frequently encountered by a newly-formed business.

ENDspam's success depends mainly on its ability to receive revenue from ENDspam's software as a service Platform. ENDspam is a new business with minimal operating history. Accordingly, we have minimal history upon which an evaluation of can be made. ENDspam believes that the estimates prepared by them as to capital, personnel, equipment and facilities required for their operations are reasonable, but until their operations have continued for a period of time, it will be impossible to determine the accuracy of such estimates or have certainty regarding the number or persistence of users interested in using the Platform so there is limited proof of the business model.

Highly Competitive Market

New technologies may damage the company - Competition is focused on offering solutions that feature simple "call blocking" (see YouMail, Nomorobo, Hiya & Robokiller) but the telecom services industry is highly competitive. Competitors could emerge, including amount established users in telecom as the industry is facing strong pressure from regulators to improve existing solutions. Such competitors have significantly greater financial, technical and human resources and superior expertise in research and development and marketing of call routing platforms, though they presently lack the sophistication of the ENDspam Platform. Smaller or early-stage companies may also prove to be significant competitors, particularly if they leverage collaborative arrangements with large and established companies.

Established brands - We can provide no assurance that ENDspam current or potential competitors will not provide products or services comparable or superior to those provided by us or adapt more quickly than we do to evolving industry or market trends. Competitors could in future compete with us by elaborating on their systems, recruiting and retaining qualified personnel and acquiring technologies. Increased competition may result in price reductions, reduced gross margins and loss of market share, any of which would materially and adversely affect ENDspam business, prospects, financial condition or results of operations. We cannot assure investors that we will be able to compete effectively against current and future competitors.

Risk of falling behind - In order to respond to market changes, ENDspam management may from time to time make changes to the business of ENDspam. There are certain risks associated with such changes. As a strategic response

There are certain risks associated with such changes. As a strategic response, ENDspam may from time to time make certain pricing, service or marketing decisions or business combinations that could have a material adverse effect on ENDspam's business, results of operations and financial condition.

Future Fund-Raising

Startups often depend on raising several rounds of additional capital until they're profitable. ENDspam will continue its research and development activities for the present base version of the Platform ("Platform1.0") and begin operations that require capital. There is no certainty that the initial financing will be sufficient to meet its operating needs and establish that Platform 1.0 is viable, in which case, additional development financing will be required. After the successful development of Platform 1.0, ENDspam suspects that it may need at least $ 3 million in additional capital to grow and scale its offerings. If ENDspam is successful, ENDspam will require further additional capital beyond the foregoing to build out future Platform features and continue to scale. As such, it is almost certain that ENDspam will need additional financing. The ability of ENDspam to secure future capital will depend on many factors, including continued progress in scaling users on the Platform, the cost of Platform development & maintenance, market requirements, advertising costs and fluctuations in the cost of attracting and retaining qualified expertise. There can be no assurance that we will be able to successfully raise the required operating capital at any stage, or if it can be obtained on terms favorable to ENDspam or its existing investors - particularly in light of current economic conditions, the availability of credit, and other sources of capital. ENDspam may raise any necessary funds through public or private equity offerings, debt financings or additional corporate collaboration and licensing arrangements. If adequate funds are not available, ENDspam may be required to delay, scale-back or eliminate their research and development programs or obtain funds through collaborative partners or others that may require ENDspam to relinquish rights to certain of ENDspam's potential service offerings that they would not otherwise relinquish. The failure to successfully raise operating capital could result, worst case, in ENDspam bankruptcy or other event which would have a material adverse effect on us and ENDspam stockholders. We have no significant assets or financial resources, so the failure to raise sufficient operating capital at any stage could put your investment dollars at risk.

To the extent ENDspam does raise additional capital by issuing equity securities, ENDspam's members will experience dilution. If ENDspam raises funds through debt financings, they may become subject to restrictive covenants. To the extent that ENDspam raises additional funds through collaboration and Platform licensing arrangements, ENDspam may be required to relinquish some rights to ENDspam's proprietary information or trade secrets and protected intellectual property, or grant licenses on terms that are not favorable to ENDspam.

Founding/Managing Team

As a startup organization, ENDspam is still very dependent on its Co-Founders. If anything catastrophic were to happen to ENDspam's founding team, the future of ENDspam may be compromised. CEO Doc Compton works on several side projects apart from ENDspam. President & CTO Jon Pastore maintains a full-time position with Premera Blue Cross, as its Systems Engineer IV, in addition to his responsibilities at ENDspam. Other key employees & contractors are not full-time. Both Compton and Pastore are expected to dedicate 100% of their work time to ENDspam starting in the coming months. In the meantime, other work obligations may result in slower than possible Platform development in the meantime.

Compton & Pastore have substantial control over ENDspam which collectively aggregates over 55% of ENDspam's outstanding equity. These executives are currently ENDspam's sole members of its Board of Directors, and therefore have significant control over the management of ENDspam and the direction of its policy and affairs. This concentrated control in ENDspam will limit Investors' ability to influence Company matters.

ENDspam's future success depends on the continued services and performances of its Co-Founders and other key management, consultants and advisors. It currently does not carry key person life insurance. However, ENDspam plans to secure key person life insurance when such coverage is deemed financially prudent. Also, ENDspam's future success may further depend on ENDspam's ability to attract and retain additional key personnel and third-party contractual relationships. If ENDspam is unable to attract and retain key personnel and third-party contractors, this could adversely affect ENDspam business, financial condition, and operating results.

Reliance on Third Party Platforms

ENDspam relies heavily on third-party technology vendors such as Stripe for payments and financial service. ("Third-party Suppliers"). Any interruption in the availability of these services could have a material negative impact on the Company's ability to deliver services to users, as well as the profitability of these operations. Interruptions could occur due to both Internet outages as well as policy changes or terms violations according to these third parties. The prospect of increased regulation and/or Internet censorship, including from scammers, may create access challenges to ENDspam users and service offerings. ENDspam. ENDspam's technology infrastructure is dependent on third party software services including, but not limited to: Amazon Web Services, Android SDK, iOS SDK, MongoDB, Wordpress, GitHub, Fabric Crashlytics. ENDspam's internal communication depends on third-party tools including Trello, Slack, SendGrid, Google Apps, and others. ENDspam is dependent on third-party social media platforms to increase exposure and brand awareness including Facebook, Twitter, Instagram, YouTube, Snapchat, Google Plus, LinkedIn, TikTok. Costs of cloud infrastructure and other third-party software services could increase at an unexpected rate and negatively impact revenue stream.

Intellectual Property

We rely heavily on ENDspam technology and various intellectual property rights in order to operate business, but ENDspam has not yet registered its intellectual property rights on the content or features of Platform making it easier for a competitor to enter the market and capture market share. We intend to file a patent application for ENDspam's proprietary technology related to the Platform, including its "Intelligent Call Filtering" processes. This patent when and if approved, could potentially put us in a position of strength within the marketplace, however until the ENDspam application is filed and accepted, management has decided the best way to protect our ourselves is to focus on growing the business.

We also rely on laws pertaining to trademarks and domain names to protect the value of ENDspam corporate brands and reputation. However, there is no guarantee that any trademark or other applications we have filed, or may in the future file will be approved, and even registrations that receive approval could subsequently be held invalid due to ENDspam conduct or challenges by third parties. We rely upon nondisclosure and noncompetition agreements with vendors, consultants and other parties are also designed to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect ENDspam trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to ENDspam trade secrets or other proprietary rights. Any failure by ENDspam to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect ENDspam intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact ENDspam competitive position and operational results.

As we expand, protecting ENDspam intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter ENDspam competitors from using ENDspam proprietary information or prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. Unauthorized parties may copy aspects of ENDspam Platforms, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. In order to protect or enforce ENDspam intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns and outcomes are difficult to predict since the law relating to the scope and validity of claims in the technology field in which we operate is still evolving. We cannot guarantee that ENDspam will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

It is also possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect ENDspam intellectual property by litigation as described above, or if others independently develop substantially equivalent intellectual property, ENDspam competitive position could be weakened. Effectively policing the unauthorized use of ENDspam Platform and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of ENDspam technology or other proprietary assets.

ENDSPAM COULD BE HELD TO VIOLATE INTELLECTUAL PROPERTY RIGHTS OF THIRD PARTIES. Although ENDspam is not aware of any third party rights that are infringed by ENDspam existing or contemplated business activities, we have not performed any freedom to operate analyses (other than standard trademark searches related to the "Company" mark), and there is no guarantee that we will not be sued for infringement by third parties or that we will not need to modify ENDspam brand or Platform to avoid infringement. Technology companies, including many of ENDspam's competitors, frequently enter into litigation based on allegations of violations of intellectual property rights. As ENDspam grows, the intellectual property rights claims against it will likely increase. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such intellectual property rights, or the merits of any claims by potential or actual litigants, ENDspam may have to engage in protracted litigation to defend itself. If ENDspam is found to infringe one or more intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting ENDspam from marketing or selling all or certain aspects of the Platform or other services. In certain cases, ENDspam may consider the desirability of entering into licensing agreements to avoid the foregoing adverse scenarios, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase ENDspam's operating expenses. Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to ENDspam's operations and distracting to management. In recognition of these considerations, ENDspam may enter into arrangements to settle litigation. If one or more legal matters were resolved against ENDspam's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against ENDspam that could adversely affect its financial condition and results of operations.

Security/Privacy Breaches

Security breaches and other disruptions of ENDspam's Platform and systems could compromise ENDspam information and expose us to liability, which could materially affect client adoption and subject ENDspam to significant negative reputational, legal or operational consequences. ENDspam user privacy has never been compromised to date due to a focus on encryption and security, but 100% security cannot be guaranteed. Cyber-crimes are becoming increasingly common and aggressive which brings parallel increase in risk.

We collect and store sensitive data, including ENDspam own proprietary business information and that of our clients, suppliers and business partners, including personally identifiable information, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to ENDspam operations and business strategy. Like others in our industry, we face the threat of advanced and persistent attacks on ENDspam information infrastructure where we manage and store various proprietary and sensitive/confidential data. Attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack ENDspam Platform or otherwise exploit any security vulnerabilities. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the Platform. Despite ENDspam planned security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other unintended disruptions. Any such breach could compromise ENDspam networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties. In addition, any such access, disclosure or other loss of information could disrupt operations and the Platform and services we provide to customers, damage ENDspam reputation, and cause a loss of confidence in ENDspam Platform and services, which could adversely affect ENDspam revenues and competitive position.

Increased IT security threats and more sophisticated cyber crime pose a potential risk to the security of ENDspam IT systems, networks, and services, as well as the confidentiality, availability, and integrity of ENDspam data. If the IT systems, networks, or service providers we rely upon fail to function properly, or if we suffer a loss or disclosure of business or other sensitive information, due to any number of causes, ranging from catastrophic events to power outages to security breaches, and ENDspam business continuity plans do not effectively address these failures on a timely basis, we may suffer interruptions in ENDspam ability to manage operations and reputational, competitive and/or business harm, which may adversely affect ENDspam business operations and/or financial condition. In addition, such events could result in unauthorized disclosure of material confidential information, and we may suffer financial and reputational damage because of lost or misappropriated confidential information belonging to us or to ENDspam partners, ENDspam employees, customers, suppliers or consumers. In any of these events, we could also be required to spend significant financial and other resources to remedy the damage caused by a security breach or to repair or replace networks and IT systems. The trend toward public notifications of such incidents could exacerbate the harm to ENDspam business operations or financial condition.

Government Regulation/Oversight

End Spam may be subject to future governmental regulations. End Spam or aspects of the Platform may be subject to state, local and federal data and privacy laws and regulations, including those relating to the handling and storage of personal information and other human resource issues. The nature and scope of future legislation, regulations and programs cannot be predicted. While we anticipate that End Spam, its Platform and services will comply with all applicable governmental regulations, such laws and regulations may change. If End Spam operation or Platform become subject to new government regulation, End Spam's ability to offer the Platform and its services may be severely impaired. Compliance with applicable laws can be time consuming and costly, and could increase the cost of investments and operations or decrease the demand for our Platform and services. Excessive regulation could materially affect End Spam future ability to break even or generate profits. We may be unable to comply with new regulations in a cost-effective basis, or we may be unable to produce desirable services within the limitations imposed by any such new regulation. Laws and regulations administered by government entities and agencies outside the United States given that users of our cloud-based Platform could be form other countries, including in emerging and developing markets where legal and regulatory systems may be less developed. These laws and regulations and interpretations thereof may change, sometimes dramatically, as a result of political, economic or social events. Such changes may include changes in: data storage and personal information regulation; laws related to advertising and marketing practices; increased regulatory scrutiny of, and increased litigation involving, user claims and concerns regarding the Platform; consumer protection laws; taxation requirements, including taxes that would increase the cost of offering the Platform to consumers; competition laws; privacy laws; laws regulating the price we may charge for the Platform. New laws, regulations or governmental policy and their related interpretations, or changes in any of the foregoing, may alter the environment in which we do business and, therefore, may impact End Spam's results or increase End Spam costs or liabilities to the point that the Platform is no longer viable.

End Spam target market is consumers, and the telecom industry which is highly regulated at the federal, state and local levels. End Spam operations may be subject to more restrictive regulations and increased taxation as a result. For example, if one or more regulatory authorities determines that we have not complied with applicable data storage or telecom specific regulations or have not maintained approvals necessary for us to conduct End Spam business, End Spam business and results of operations could be materially adversely affected. Similarly, the failure to timely obtain any additional licenses, permits or approvals when required, could have a material adverse effect on End Spam ability to conduct End Spam business. In addition, if any taxes or fees imposed on End Spam business by applicable regulatory authorities are increased, End Spam profit margins could be negatively affected.

Operating Costs

ENDspam may be subject to future governmental regulations. ENDspam or aspects of the Platform may be subject to state, local and federal data and privacy laws and regulations, including those relating to the handling and storage of personal information and other human resource issues. The nature and scope of future legislation, regulations and programs cannot be predicted. While we anticipate that ENDspam, its Platform and services will comply with all applicable governmental regulations, such laws and regulations may change. If ENDspam operation or Platform become subject to new government regulation, ENDspam's ability to offer the Platform and its services may be severely impaired. Compliance with applicable laws can be time consuming and costly, and could increase the cost of investments and operations or decrease the demand for our Platform and services. Excessive regulation could materially affect ENDspam future ability to break even or generate profits. We may be unable to comply with new regulations in a cost-effective basis, or we may be unable to produce desirable services within the limitations imposed by any such new regulation. Laws and regulations administered by government entities and agencies outside the United States given that users of our cloud-based Platform could be form other countries, including in emerging and developing markets where legal and regulatory systems may be less developed. These laws and regulations and interpretations thereof may change, sometimes dramatically, as a result of political, economic or social events. Such changes may include changes in: data storage and personal information regulation; laws related to advertising and marketing practices; increased regulatory scrutiny of, and increased litigation involving, user claims and concerns regarding the Platform; consumer protection laws; taxation requirements, including taxes that would increase the cost of offering the Platform to consumers; competition laws; privacy laws; laws regulating the price we may charge for the Platform. New laws, regulations or governmental policy and their related interpretations, or changes in any of the foregoing, may alter the environment in which we do business and, therefore, may impact ENDspam's results or increase ENDspam costs or liabilities to the point that the Platform is no longer viable.

ENDspam target market is consumers, and the telecom industry which is highly regulated at the federal, state and local levels. ENDspam operations may be subject to more restrictive regulations and increased taxation as a result. For example, if one or more regulatory authorities determines that we have not complied with applicable data storage or telecom specific regulations or have not maintained approvals necessary for us to conduct ENDspam business, ENDspam business and results of operations could be materially adversely affected. Similarly, the failure to timely obtain any additional licenses, permits or approvals when required, could have a material adverse effect on ENDspam ability to conduct ENDspam business. In addition, if any taxes or fees imposed on ENDspam business by applicable regulatory authorities are increased, ENDspam profit margins could be negatively affected.

Scalability

ENDspam's growth projections depend on expanding Platform features and ENDspam services. To accomplish this, we must increase ENDspam visibility in the marketplace. Potential users and B2B partners must be aware we exist and be able to find us. That could require us to devote more resources to marketing, advertising and other expenses, to build public awareness of the ENDspam brand. Enhanced marketing will not guarantee an increase in the number of new, paid users of the Platform or ENDspam services. Any number of conditions could affect the success of ENDspam marketing efforts, including a poorly executed campaign, the failure to scale the Platform, could negatively impact the user experience with the ENDspam Platform and adversely affect ENDspam operations and future growth.

As we grow ENDspam customer base and scale to thousands of users, ENDspam Platform infrastructure as it relates to storage space, bandwidth, processing ability, speed and other factors could deteriorate or fail completely in response. This may result in deteriorating user experience, system failures or system outages for continued periods of time. If we are unable to resolve technical glitches, ENDspam business and financial conditions could suffer.

ENDspam's ability to be competitive and scale Platform performance relies on increasing the size of the ENDspam systems and key processes which currently occur manually. Although we have multiple channels from which to acquire Platform content, there is a risk that these channels become exhausted or become more expensive as we scale. And while manual processes can present challenges, we plan to have a backend system & processes that should allow us to reliably scale and automate such processes appropriately.

Accuracy of Business Projections

ENDspam financial projections rely upon made certain assumptions we have made about consumers' and regulators' desire to end unwanted robocalling. There is also risk associated with the accuracy of projections due to continuous changes in technology, new service and feature introductions by competitors or shifts in user preferences and demographics. Projections do not, and cannot, take into account such factors as market fluctuations, unforeseeable events such as changes in the law, natural disasters, terms and conditions of a future financing or other possible occurrences that are beyond ENDspam ability to control.

The lack of operating history and the rapidly evolving nature of ENDspam industry make forecasting operating results difficult. ENDspam financial projections could generally fail to be accurate, may change or that it takes longer (if at all) to meet projections. ENDspam projected expenses are based in large part on ENDspam operating plans and future revenue expectations. Most of ENDspam expenses are fixed in the short term, and it may be difficult to quickly reduce spending if revenues are lower than projected. Any significant shortfall in revenues would likely have an immediate and negative impact on ENDspam business, operating results, and financial condition. ENDspam gross margins may also be impacted by many other factors, including the mix of B2B vs. consumer revenues and fluctuations in various third-party supplier pricing. For investors, they may experience a lengthy period on their rate of return or lack of return that is well below that of other investment opportunities. While management believes that the projections reflect the possible outcome of ENDspam operation and performance, results depicted in the projections cannot be guaranteed.

Company Discretion to Spend Investment

We have broad discretion in the use of the net proceeds from this offering, and we may fail to use these proceeds effectively. We intend to use net proceeds from this offering to repay various outstanding payment obligations and other operating expenses of ENDspam (including but not limited to providing a salary to corporate officers and the repayment of certain authorized shareholder loans and investments to ENDspam by the same) and thereafter for working capital. This means that although we definitely have plans to use proceeds for sales, marketing, and product development, management will have the ultimate discretion to use the proceeds as it deems most effective to address changed circumstances or opportunities or best achieve ENDspam's goals. ENDspam will not limit its use of the funds to specific uses that investors could evaluate or it could spend the proceeds in ways that do not necessarily improve ENDspam results of operations or enhance the value of your investment. ENDspam's success will be substantially dependent upon management's discretion and judgment, and we may choose to use the proceeds in the manner that the investors do not agree with and the investor may have no recourse. ENDspam's management is committed to the long-term growth of the business and, thus, cannot assure you that the proceeds will yield any return in the short or immediate term, and if ENDspam management fails to apply funds effectively, that could result in financial losses that ultimately cause an investor to lose all or portion of his or her investment.

Dividends Discretionary & Investor Returns Not Guaranteed

ENDspam is a mission-driven business that is focused on providing quality services that make spam call scams economically unviable. As a result, ENDspam may make decisions based on considerations other than strictly maximizing short-term profit which may initially result in higher than projected product costs. ENDspam may also generate and retain some or all of its earnings for growth and development of its business. These decisions will likely reduce the amount of revenue available to return to investors, and we do not plan to pay dividends to its shareholders in the near future, which may further increase the riskiness of the investment and potential loss of any investment. There is no guarantee shareholders will ever receive sufficient profit from its operations so as to be able to declare and pay dividends to its shareholders. Investors who anticipate the need for distributions from their investment in ENDspam should not purchase the Securities offered hereby.

We currently have more liabilities than assets so investors are presently unlikely to be returned any capital should ENDspam close down before further funds are raised or new revenues materialize.

There is a risk that ENDspam may never elect to undergo a liquidity event or future equity financing that qualifies under the SAFEs granted to investors. Similarly, ENDspam may never undergo a liquidity event such as a sale of ENDspam or an IPO. If a liquidity event does not occur, the investors could be left holding SAFEs in perpetuity. SAFEs have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. SAFEs are not equity interests, have no ownership rights, have no rights to ENDspam's assets or profits and have no voting rights or ability to direct ENDspam or its actions. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, ENDspam cannot predict whether ENDspam will successfully effectuate ENDspam's current business plan. Each prospective investor is encouraged to carefully analyze the risks and merits of an investment in SAFEs and should take into consideration when making such analysis, among other things, all Risk Factors discussed herein. THE SAFES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE

INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SAFEs SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS DOCUMENT AND SHOULD CONSULT WITH ALL OF HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN SAFES. SAFES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

Economic/Demand Volatility

The United States and international economies have experienced a period of slowing economic growth, in no small part due to the COVID pandemic. A sustained economic recovery is uncertain. In particular, continued pandemic waves, or increases in interest rates could in turn may decrease consumer demand. Threats due to climate change or civil unrest such as terrorist acts or continued turmoil in the Middle East or war in general could contribute to ongoing economic uncertainly. If an economic recovery is delayed due to ongoing environmental, economic, political or social turmoil in the United States or elsewhere, we may experience decreases in demand for ENDspam services, which may harm ENDspam operating results. Nevertheless, the Company is confident that consumer and regulator dislike of illegal and unwanted robocalls will remain strong.

ENDspam operates in competitive markets and its future success will be largely dependent on ENDspam ability to provide services at competitive prices. Future ENDspam B2B targets (upon which much scalability depends) operate in an intensely competitive and regulated telecom industry. Demand for the ENDspam services may be adversely affected by consumer spending, which may be adversely impacted by economic conditions such as consumer confidence in future economic and business conditions, interest and tax rates, employment levels, salary and wage levels and weather patterns affecting VOIP infrastructure. Although having a cell phone is close to a necessity in today's economy, a decrease in consumer spending to fight unwanted robocalls would cause ENDspam sales to decrease, which would have a material adverse effect on ENDspam financial condition and results of operations. ENDspam success will also depend on its ability to anticipate and respond to shifts in consumer trends such as increased demand for more effective services to combat unwanted robocalls and that are responsive to consumer preferences including with respect to pricing, once more direct competitors emerge. Consumer preferences may also shift due to a variety of factors, including the aging of the general population or concerns regarding data and personal information management. There is no guarantee that ENDspam's will be able to successfully adapt to future consumer spending trends or changing preferences.

Litigation Against Company

Due to the volume and sensitivity of the personal information and data we manage and the nature of ENDspam services, the security features of the ENDspam Platform and information systems are critical. If ENDspam security measures, some of which are managed by third parties, are breached or fail, unauthorized persons may be able to obtain access to sensitive data. If we or our third-party service providers, business partners, or third-party apps that ENDspam Platform users choose to share their robocall data with, were to experience a breach of systems compromising ENDspam sensitive data, ENDspam brand and reputation could be harmed, use of ENDspam Platform and services could decrease, and we could be exposed to a risk of loss, litigation, and regulatory proceedings, including class actions relating to data protection. Depending on the nature of the information compromised, a data breach or other unauthorized access to ENDspam sensitive data could give rise to obligations to notify Platform users about the incident and we may need to provide some form of remedy, such as a subscription to a credit monitoring service, for the individuals affected by the incident. A growing number of legislative and regulatory bodies have adopted consumer notification requirements in the event of unauthorized access to or acquisition of certain types of personal data.

ENDspam could also be the target of lawsuits or regulatory demands relating to the improper collection or storage of personal information in violation of various state and federal consumer protection and data storage statutes and seeking payment of the damages. While we have not been named in such a lawsuit or subject of a regulatory process, we could be named in the future. Any class action, litigation or proceeding asserted against us could be expensive and time-consuming to defend against, depleting ENDspam cash and diverting ENDspam personnel resources and, if the plaintiffs in such actions were to prevail, ENDspam business could be harmed significantly.

We recognize the importance of protecting its intellectual property rights including trade secrets, trademarks, copyright and those rights pertaining to ENDspam Platform and for example, related processes and algorithms. Despite efforts to protect ENDspam rights, there is a possibility that parties lacking authorization will attempt to copy ENDspam intellectual property and use ENDspam trade secrets. If that should happen, ENDspam business could be harmed defensive tactics are inadequate. We may be forced into litigation to protect ENDspam trade-secret rights, which often is expensive and time-consuming. The outcome of such litigation could have a negative impact on ENDspam competitive position. We also may need to defend our intellectual property rights in proceedings before governmental administrative bodies both in the U.S. and abroad. Monitoring and protecting these rights may become more difficult and costly as we expand into new countries, especially those lacking strong laws protecting intellectual property. ENDspam efforts to protect ENDspam property rights could drain resources and affect our business bottom line. We also may fail to obtain or maintain trade secret protection, and as a result, ENDspam competitors could acquire ENDspam trade secrets or independently develop unpatented technology similar to ENDspams or competing technologies, which could adversely affect ENDspam competitive business position.

It is also possible that governments could expand their regulation of sensitive and personal data or challenge the efficacy or quality of the data produced by the Platform when such data is used by consumers in their efforts to recover damages from scam callers. ENDspam business model is built, in part, upon providing quality data that will help our superhero Platform users succeed in recovery efforts against scam callers. Litigation or negative assertions regarding Platform data could adversely affect ENDspam and it is possible that we, as well as ENDspam suppliers, could be named in litigation or that our brand could be negatively impacted if Platform data does not prove to be useful to our Platform users.

Rapid Innovation/Technology Adoption

There can be no assurance as to ENDspam's ability to develop and launch successful services or to effectively execute advertising campaigns and marketing programs that resonate with and appeal to consumers. Both the launch of new products and advertising campaigns are inherently uncertain, especially as to their appeal to consumers. ENDspam's failure to make the right strategic investments to drive innovation or successfully launch the Platform or variants of established services could decrease demand for the ENDspam Platform by negatively affecting consumer perception, as well as result in inventory write-offs and other costs.

ENDspam success in current markets and new markets will require a high level of innovation by both ENDspam software developers and the suppliers of the third-party software components included in ENDspam systems. We must keep pace with technology developments, respond to competitive products, achieve market acceptance, and maintain leadership in call routing and data solutions performance and scalability or ENDspam business operations may be adversely affected. We must maintain a robust level of accurate and relevant service delivery and robocall data, continuously update and improve ENDspam user interface and experience and address any defects or errors in a competitive, demanding and rapidly changing environment where technical and client requirements, programming languages change frequently. Such innovation will require substantial investments for research, refinement, and testing, with no assurance that ENDspam business will improve. We may not have sufficient resources to make necessary R&D investments. Failure to respond to technological changes or upgrade ENDspam services, technology and systems in a timely manner, could result in lost market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect growth prospects and future performance.

If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, the ENDspam Platform, website and proprietary technology and systems may become obsolete or less competitive, and ENDspam business may be harmed. Acquiring or bringing new solutions to the market entails a costly and lengthy process and requires us to accurately anticipate customer needs and technology trends. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or better services or Platform features. We must also anticipate and respond to customer demands regarding the compatibility of ENDspam current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. We may also experience technical or other difficulties in the integration of acquired technologies into ENDspam Platform and applications. ENDspam future results may be affected if the Platform cannot effectively interface and perform well with competitor offerings or with Platform users' existing IT infrastructures, or if we are unsuccessful in ENDspam efforts to enter into agreements allowing integration of third-party technology with ENDspam Platform database and systems. ENDspam efforts to develop the interoperability of ENDspam Platform may require significant investments of capital and employee resources.

To enhance and improve the functionality and features of Platform technology infrastructure we will need to continue to improve and expand ENDspam website hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, ENDspam operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect ENDspam reputation and ability to attract and retain customers and contributors.

Recruiting highly skilled employees/contractors

The founders will transition from grassroots marketing to managing, operating, and leading a business. The strategy to achieve this goal is to engage an appropriate group of successful and experienced advisors to assist the founders going forward. This will require additional experienced technology and telecom professionals, successful business executives, legal experts, and marketing/branding specialists. ENDspam continued success will depend on its ability to compete for and retain its qualified key personnel and ENDspam's business would be adversely affected if it were unable to recruit qualified personnel when necessary or if it were to lose the services of certain key personnel and it was unable to locate suitable replacements in a timely manner. Finding and hiring such replacements, if any, could be costly and might require ENDspam to grant significant equity awards or incentive compensation, which could have a material adverse effect on ENDspam's financial results and on ENDspam investment. Though all staff will be required to sign nondisclosure and noncompete agreements, terminated employees could still steal trade secrets and the resulting legal fees could be substantial. The loss, through untimely death, unwillingness to continue or otherwise, of any such persons could have a materially adverse effect on ENDspam and its business.

ENDspam's current business outlook relies on its key personnel being independent contractors rather than employees of ENDspam. If any of the ENDspam managers were to join or start a new, competing business, we could lose customers and other personnel and incur costs to recruit and retain replacement personnel. ENDspam intends to migrate to treating key personnel as employees. This change may negatively impact pricing and resulting margins or demand for ENDspam Platform and services. There is always the risk that ENDspam may not be able to attract employees required in the future to effectively manage and grow ENDspam, which would affect ENDspam's success.

Company Brand

We have a name and logo that are not well known. ENDspam ability to scale users on the Platform depends on the ready acceptance by consumers and B2B partners of a trade/brand name and logos for its Platform and services. Competitors have developed well-known trade/brand names and logos that have, and may continue to have, superior recognition in the relevant marketplace. There can be no assurance that ENDspam's Platform will be well received by consumers and B2B partners in relevant markets.

The success of ENDspam brands depends upon the positive image that consumers have of them. Counterfeit or confusingly similar Platforms could harm the image and integrity of, or decrease customer support for, ENDspam brands and decrease ENDspam sales. Negative impressions, whether arising accidentally or through deliberate third-party action, or other events that harm the integrity or consumer support for ENDspam brands, could affect the demand for the Platform. Security breaches (especially where public notifications to users are required), regulatory or consumer challenges to ENDspam data collection and storage practices, lack of adequate or accurate call data, or defects in the Platform could lead to poor services quality, possibly result in injury to users of the Platform and reduce sales related to the affected brand or all of ENDspam brands. Also, to the extent that third parties sell services that are either counterfeit versions of ENDspam brands or brands that look like ENDspam brands, consumers could confuse ENDspam Platform with products that they consider inferior. This could cause them to refrain from purchasing ENDspam brands in the future and could, in turn, devalue the ENDspam brand and adversely affect sales and operations.

To mitigate this risk, ENDspam is in the process of registering the name "ENDspam" as a trademark in the United States. Even so, ENDspam competitors could choose to use ENDspam names or purchase rights to names similar to ENDspams as Internet search terms, which could cause confusion for the public and interfere with ENDspam efforts to build the ENDspam brand. There also is the possibility that owners of other trademarks with elements similar to ENDspam name could make infringement claims against us, which could harm ENDspam reputation and affect ENDspam business. We own the www.endsam.io Internet domain name .com, .org, and nspam.io. However, domain regulatory bodies could change their policies and rules in ways that will have an impact on the effectiveness of ENDspam brand-identifying domain names in the United States or in other countries where we conduct business now or in the future and that could affect the success of ENDspam business.

ENDspam may License the Platform to small telecoms and depend on these B2B partners to sell and market to make the Platform available to their mobile phone subscriber/consumer customer base. Any changes to ENDspam current mix of B2B partners could adversely affect ENDspam gross margin and could negatively affect both ENDspam brand image and ENDspam reputation. ENDspam sales depend, in part, on retailers adequately representing the ENDspam Platform, including providing attractive space and point of purchase, or POP, displays in their stores, and training their sales personnel to sell the Platform.

We have identified 2 different streams of revenue from the Platform but, initially, the great majority of ENDspam assets will be committed to developing and marketing a Platform and services aimed at a single industry under a single brand. Because we have few other assets or product lines over which to spread the risk of investment, ENDspam profitability will depend on successfully growing the user base on the Platform under the ENDspam name and related brand names. We may, at any time, elect to discontinue use of the ENDspam brand name or change ENDspam Platform, services, or concepts.

Unfavorable media related to ENDspam industry, company, brands, marketing, personnel, operations, business performance, or prospects could negatively affect ENDspam corporate reputation, stock price, ability to attract high quality talent, and/or the performance of ENDspam business, regardless of its accuracy or inaccuracy. There is also a risk that scammers whose business models are interrupted by the effectiveness of the Platform will take steps to attack ENDspam Platforms and brand or launch negative campaigns. Adverse publicity or negative commentary on social media outlets could cause consumers to avoid ENDspam brands and/or choose brands offered by ENDspam competitors, which could negatively affect ENDspam financial results.

Conflicts of Interest

Conflicts of Interest
During the term of the life of ENDspam, various potential conflicts of interest can arise. and this document does not purport to identify all such conflicts. Under certain circumstances, officers may make investments in ENDspam. As contractors, personnel work for other companies in addition to ENDspam and such other work could conflict with ENDspam in respect of investment opportunities, management time and attention. Stockholders ultimately will be heavily dependent upon the good faith of the Officers and the Board of Directors.

Conflicts of interest may result due to affiliates of management providing services to ENDspam. The management and persons and entities affiliated with the management may be appointed or utilized to provide services for investments in which ENDspam invests. Therefore, the selection of investments may be influenced by the ability of the management and its affiliates to provide other services. Moreover, the management and its affiliates may profit from investments even where ENDspam loses all or a portion of its investment.

Transfer of Shares

The SAFE (Simple Agreement for Future Equity) has transfer restrictions. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the SAFE (Simple Agreement for Future Equity). Because the SAFE has not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the SAFE has transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the SAFE may also adversely affect the price that you might be able to obtain for the SAFE in a private sale. Purchasers should be aware of the long-term nature of their investment in ENDspam. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes, and not with a view to resale or distribution thereof.

There is no public trading market for ENDspam securities and there can be no assurance that any trading market will develop. ENDspam securities are being offered hereby in reliance upon exemptions from the registration requirements of the Securities Act and applicable state securities laws. Thus, the securities offered hereby and any shares of stock issuable upon conversion of the securities offered hereby have not been and will not be registered under the Securities Act or any other securities laws, and may not be reoffered, resold or otherwise transferred except pursuant to an exemption from, or in a transaction not subject to the registration requirement of, the Securities Act and any applicable state securities laws. Accordingly, any offer, sale, pledge or other transfer of the securities by a purchaser may be restricted, and purchasers may be required to bear the financial risks of an investment in the securities for an indefinite period of time.

Share Type

Purchasers will not have the right to inspect the books and records of ENDspam or to receive financial or other information from ENDspam, other than as required by Regulation CF. Other security holders may have such rights. Regulation CF requires only the provision of an annual report on Form C-AR and no additional information. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

Purchasers will be unable to declare the Security in "default" and demand repayment of their investment. ENDspam may never elect to undergo a liquidity event. ENDspam has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Purchasers demand payment and even then, such payments will be limited to the amount of cash available to ENDspam.

Except as required by law, the SAFE's have no voting rights and all shareholder voting rights belong to holders of Common Stock. Founders Mitchell and Pastore, for themselves and as trustees of the voting trust holding all other shares of

Common Stock control 100% of the outstanding shares of Common Stock and consequently are able to elect all of the directors and generally control all aspects of ENDspam's vision and strategy. Investors must rely on the Common Stockholders to elect qualified directors and otherwise make strategic decisions that will enable ENDspam to succeed.

THERE IS NO GUARANTEE THAT INVESTORS WILL REALIZE ANY RETURN ON THEIR INVESTMENT.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise:	**$200,000**
Use of Proceeds:	72.5% Towards staffing, 20% towards operational expenses, 7.5% towards Wefunder fees

If we raise:	**$1,235,000**
Use of Proceeds:	40% towards hiring team, (Telecom Engineer, Software Engineer, DevOps, Marketing, Customer Success) 30% Marketing (Social media/PR), 22.5% R&D (improving ML/AI) 7.5% towards Wefunder Fees.

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubscriptions. If you do not do so, you may later be required to amend your Form C. Wefunder is not responsible for any failure by you to describe a potential use of offering proceeds.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

Book Entry and Investment in the Co-Issuer. Investors will make their investments by investing in interests issued by one or more co-issuers, each of which is a special purpose vehicle ("SPV"). The SPV will invest all amounts it receives from investors in securities issued by the Company. Interests issued to investors by the SPV will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of the SPV. In addition, investors' interests in the investments will be recorded in each investor's "Portfolio" page on the Wefunder platform. All references in this Form C to an Investor's investment in the Company (or similar phrases) should be interpreted to include investments in a SPV.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

An Investor's right to cancel. **An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.**

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the

Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the investor will receive, and refund the investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

To view a copy of the SAFE you will purchase, please see Appendix B, Investor Contracts. The main terms of the SAFEs are provided below.

The SAFEs. We are offering securities in the form of a Simple Agreement for Future Equity ("SAFE"), which provides Investors the right to **preferred stock** in the Company ("**Preferred Stock**"), when and if the Company sponsors an equity offering that involves **Preferred Stock**, on the standard terms offered to other Investors.

Conversion to Preferred Equity. Based on our SAFEs, when we engage in an offering of equity interests involving **preferred stock**, **Investors will receive a number of shares of preferred stock** calculated using the method that results in the greater number of **preferred stock**:
  i. the total value of the Investor's investment, divided by
     a. the price of **preferred stock** issued to new Investors multiplied by
     b. the **discount rate** (85%), or
  ii. if the valuation for the company is more than **$15,000,000.00** (the "Valuation Cap"), the amount invested by the Investor divided by the quotient of
     a. the Valuation Cap divided by
     b. the total amount of the Company's capitalization at that time.

Additional Terms of the Valuation Cap. For purposes of option (ii) above, the Company's capitalization calculated as of immediately prior to the Equity Financing and (without double-counting, in each case calculated on an as-converted to Common Stock basis):

- Includes all shares of Capital Stock issued and outstanding;

- Includes all Converting Securities;

- Includes all (i) issued and outstanding Options and (ii) Promised Options; and

- Includes the Unissued Option Pool, except that any increase to the Unissued Option Pool in connection with the Equity Financing shall only be included to the extent that the number of Promised Options exceeds the Unissued Option Pool prior to such increase.

Liquidity Events. If the Company has an initial public offering or is acquired by, merged with, or otherwise taken over by another company or new owners prior to Investors in the SAFEs receiving **preferred stock**, Investors will receive

- proceeds equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount")

Liquidity Priority. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard nonparticipating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:
  i. Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);
  ii. On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and
  iii. Senior to payments for Common Stock.

Securities Issued by the SPV

Instead of issuing its securities directly to investors, the Company has decided to issue its securities to the SPV, which will then issue interests in the SPV to investors. The SPV has been formed by Wefunder Admin, LLC and is a co-issuer with the Company of the securities being offered in this offering. The Company's use of the SPV is intended to allow investors in the SPV to achieve the same economic exposure, voting power, and ability to assert State and Federal law rights, and receive the same disclosures, as if they had invested directly in the Company. The Company's use of the SPV will not result in any additional fees being charged to investors.

The SPV has been organized and will be operated for the sole purpose of directly acquiring, holding and disposing of the Company's securities, will not borrow money and will use all of the proceeds from the sale of its securities solely to purchase a single class of securities of the Company. As a result, an investor investing in the Company through the SPV will have the same relationship to the Company's securities, in terms of number, denomination, type and rights, as if the investor invested directly in the Company.

Voting Rights

If the securities offered by the Company and those offered by the SPV have voting rights, those voting rights may be exercised by the investor or his or her proxy. The applicable proxy is the Lead Investor, if the Proxy (described below) is in effect.

Proxy to the Lead Investor

The SPV securities have voting rights. With respect to those voting rights, the investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Investor Agreement, has appointed or will appoint the Lead Investor as the Investor's true and lawful proxy and attorney (the "Proxy") with the power to act alone and with full power of substitution, on behalf of the Investor to: (i) vote all securities related to the Company purchased in an offering hosted by Wefunder Portal, and (ii) execute, in connection with such voting power, any instrument or document that the Lead Investor determines is necessary and appropriate in the exercise of his or her authority. Such Proxy will be irrevocable by the Investor unless and until a successor lead investor ("Replacement Lead Investor") takes the place of the Lead Investor. Upon notice that a Replacement Lead Investor has taken the place of the Lead Investor, the Investor will have five (5) calendar days to revoke the Proxy. If the Proxy is not revoked within the 5-day time period, it shall remain in effect.

Restriction on Transferability

The SPV securities are subject to restrictions on transfer, as set forth in the Subscription Agreement and the Limited Liability Company Agreement of Wefunder SPV, LLC, and may not be transferred without the prior approval of the Company, on behalf of the SPV.

14. Do the securities offered have voting rights?

☐ Yes
☑ No

15. Are there any limitations on any voting or other rights identified above?

See the above description of the Proxy to the Lead Investor.

16. How may the terms of the securities being offered be modified?

Any provision of this Safe may be amended, waived or modified by written consent of the Company and either:

i. the Investor or
ii. the majority-in-interest of all then-outstanding Safes with the same "Post-Money Valuation Cap" and "Discount Rate" as this Safe (and Safes lacking one or both of such terms will be considered to be the same with respect to such term(s)), provided that with respect to clause (ii):
   A. the Purchase Amount may not be amended, waived or modified in this manner,
   B. the consent of the Investor and each holder of such Safes must be solicited (even if not obtained), and
   C. such amendment, waiver or modification treats all such holders in the same manner. "Majority-in-interest" refers to the holders of the applicable group of Safes whose Safes have a total Purchase Amount greater than 50% of the total Purchase Amount of all of such applicable group of Safes.

Pursuant to authorization in the Investor Agreement between each Investor and Wefunder Portal, Wefunder Portal is authorized to take the following actions with respect to the investment contract between the Company and an investor:

A. Wefunder Portal may amend the terms of an investment contract, provided that the amended terms are more favorable to the investor than the original terms; and
B. Wefunder Portal may reduce the amount of an investor's investment if the reason for the reduction is that the Company's offering is oversubscribed.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	10,000,000	7,522,221	Yes ⌄

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	

Describe any other rights:

If these SAFEs convert, they wil convert to preferred stock, which will have a liquidation preference over common stock. The Company hasn't authorized any preferred stock yet.

Everyone has signed a voting trust agreement, except Tina Petersen, Anton Hajducek, Jonathan Pastore, Blake Mitchell.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering).

These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents.

To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted.

Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the shareholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the shareholders** may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The shareholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns.

The shareholders have the right to redeem their securities at any time. **Shareholders** could decide to force the Company to redeem their **securities** at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.

In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of **shares of Preferred Stock**. As discussed in Question 13, when we engage in an offering of equity interests involving **Preferred Stock**, Investors may receive a number of shares of **Preferred Stock** calculated as either (i) the total value of the Investor's investment, divided by the price of the **Preferred Stock** being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time.

Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the **Preferred Stock** that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our **board of directors**. Among the factors we may consider in determining the price of **Preferred Stock** are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

In the future, we will perform valuations of our **stock (including both common stock and Preferred Stock)** that take into account, as applicable, factors such as the following:

- unrelated third party valuations;

- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;

- our results of operations, financial position and capital resources;

- current business conditions and projections;

- the marketability or lack thereof of the securities;

- the hiring of key personnel and the experience of our management;

- the introduction of new products;

- the risk inherent in the development and expansion of our products;

- our stage of development and material risks related to our business;

- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;

- industry trends and competitive environment;

- trends in consumer spending, including consumer confidence;

- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Jon Pastore
Issue date	05/31/22
Amount	$97,104.00
Outstanding principal plus interest	$97,104.67 as of 03/07/23
Interest rate	0.0% per annum
Maturity date	03/08/23
Current with payments	Yes

0% loan, with expectation of repayment contingent upon successful raise.

Loan

Lender	Jon Pastore
Issue date	11/30/22
Amount	$7,895.00
Outstanding principal plus interest	$7,895.33 as of 03/07/23
Interest rate	0.0% per annum
Maturity date	03/08/23
Current with payments	Yes

0% loan, with expectation of repayment contingent upon successful raise.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
8/2021	Section 4(a)(2)	SAFE	$20,000	General operations
12/2021	Section 4(a)(2)	SAFE	$10,000	General operations
12/2022	Section 4(a)(2)	SAFE	$36,300	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Jonathan Pastore
Amount Invested	$26.00
Transaction type	Other
Issue date	03/15/20
Relationship	Co-Founder

Founder contribution.Vesting start: March 16, 2021

Fully vested: March 1, 2024

Immediate vesting: Yes, 25% vests on the vesting start date.

Vesting: Shares vest monthly for the next 36 months on the first day of the month.

Acceleration: In the event of a Change of Control, 100% of the Vesting Shares shall vest on a double trigger basis.

Name	Blake Mitchell
Amount Invested	$26.00
Transaction type	Other
Issue date	03/15/20
Relationship	Co-founder

Founder contribution.

Vesting start: March 16, 2021

Fully vested: March 1, 2024

Immediate vesting: Yes, 25% vests on the vesting start date.

Vesting: Shares vest monthly for the next 36 months on the first day of the month.

Acceleration: In the event of a Change of Control, 100% of the Vesting Shares shall vest on a double trigger basis.

Name	Jon Pastore
Amount Invested	$2,920.00
Transaction type	Loan
Issue date	12/30/21
Outstanding principal plus interest	$0.00 as of 12/30/21
Interest rate	0.0% per annum
Maturity date	12/31/21
Relationship	Professional Services (Accounting)

Name	Jon Pastore
Amount Invested	$4,975.00
Transaction type	Loan
Issue date	12/30/21
Outstanding principal plus interest	$4,975.00 as of 12/30/21
Interest rate	0.0% per annum
Maturity date	12/31/21
Relationship	Jon Pastore

Name	Jon Pastore
Amount Invested	$97,104.00
Transaction type	Loan
Issue date	05/31/22
Outstanding principal plus interest	$97,104.67 as of 03/07/23
Interest rate	0.0% per annum
Maturity date	03/08/23
Current with payments	Yes
Relationship	Jon Pastore

Name	Jon Pastore
Amount Invested	$7,895.00
Transaction type	Loan

Issue date	11/30/22
Outstanding principal plus interest	$7,895.33 as of 03/07/23
Interest rate	0.0% per annum
Maturity date	03/08/23
Current with payments	Yes
Relationship	Jon Pastore

Name	Anita Boehm
Amount Invested	$36,300.00
Transaction type	Safe
Issue date	12/30/22
Valuation cap	$10,000,000.00
Relationship	Secretary

Name	Lee Compton
Amount Invested	$51,038.00
Transaction type	Loan
Issue date	02/02/23
Outstanding principal plus interest	$51,038.20 as of 03/07/23
Interest rate	0.0% per annum
Maturity date	03/08/23
Relationship	Lee Compton

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☐ Yes
☑ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Want to stop unwanted robocalls & reclaim your phone? ENDspam makes it possible!

We are developing a unique system that uses artificial intelligence and machine learning tools to create a call filtering tool that will allow users to determine which calls come to their phones, and which ones don't!

We are already developing plans for anti-spam SMS systems, and an enterprise solution with multiple applications for use by businesses of all sizes, to prevent unwanted telemarketing and spam calls. We intend to forever be the first to successfully solve the problem that 30+ years of tech and legislation simply couldn't! Forward-looking projections can't be guaranteed.

Milestones

End Spam, Inc. was incorporated in the State of Delaware in August 2020.

Since then, we have:

- 50 BILLION+ robocalls in 2022, many of which were from illegal telemarketers and scammers.

- $Billions lost by consumers annually to robocall scams, much of which is lost by the elderly.

- Decades-old telemarketing legislation is outdated, and legislative "fixes" haven't worked.

- The FCC lacks the manpower or resources to effectively combat illegal telemarketers OR scammers.

- Telecommunications carriers benefit from the calls, so they've got no incentive to offer a solution.

- ENDspam experts have created a unique tech solution to a 30+ year old tech problem!

The Company is subject to risks and uncertainties common to early-stage companies. Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future.

Historical Results of Operations

Our company was organized in August 2020 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2021, the Company had revenues of $10,287 compared to the year ended December 31, 2020, when the Company had revenues of $0.

- *Assets.* As of December 31, 2021, the Company had total assets of $11,940, including $11,940 in cash. As of December 31, 2020, the Company had $2,024 in total assets, including $2,024 in cash.

- *Net Loss.* The Company has had net losses of $68,729 and net losses of $19,376 for the fiscal years ended December 31, 2021 and December 31, 2020, respectively.

- *Liabilities.* The Company's liabilities totaled $99,969 for the fiscal year ended December 31, 2021 and $21,400 for the fiscal year ended December 31, 2020.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $20,000 in SAFEs, $163,932 in debt, and $170 in equity contributions.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 12 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 12 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

End Spam, Inc. cash in hand is $1,000, as of March 2023. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $0/month, for an average burn rate of $0 per month. Our intent is to be profitable in 9 months.

At this time, there are no major material changes that will impact our financial situation, either positively or negatively.   We had a marginal amount of revenue in 2021 as a result of charging for the beta version of our app.

In the next six months, we anticipate the release of the app itself, which will be made available on both Android and iOS cell phones. Our CEO plans to be a part of a huge media campaign, spearheaded in part by one of our advisors, who is himself a media personality. We have already engaged a public relations firm that intends to send our story out to tens of thousands of journalists around the country. The anticipated result is a media event much like that of our CEO's "Turning Robocalls Into Cash" kit, which remains - fours years after its inception - a news media star...

We expect to release the app itself within 4-5 months, so the "profitability clock" would effectively begin at month 5 or 6 from launch on Wefunder. Upon release, boosted by the volume of media we anticipate, we (conservatively) expect to add an average of 5 new subscribers/month. The current anticipated price point is $5k/month. So assuming a $25K/mo, month-over-month increase, we are anticipating a $75K/month revenue by month 3 (from launch), and roughly $150K/month revenue by month 6 (from launch). In terms of our expenses, we anticipate using a fair amount of automation (think "chat bots") to handle much of the more mundane customer service tasks, so the bulk of our payroll expense will be mitigated significantly. That said, we suspect the need for outsourced customer service, most of which will be provided by inexpensive overseas "live chat" agents. We anticipate the expense for these agents to remain at or about $2-4K per month, per 5 thousand subscribers. We will also anticipate a cloud/storage expense of roughly $8-10K/month, which is expected decrease on a per subscriber cost, based on volume pricing as we continue to grow our subscriber base. Existing full time employees will be compensated based once profitability reaches a predetermined threshold.

As we are almost entirely self-funded, we anticipate the app will be profitable from the date of release, later this year. Current projections for release of the app are late Q2, or early Q3 2023. We anticipate virtually all new revenue from that point forward to be spent on research, development, and product promotion.

At this point, the project has been almost entirely funded by our executives and advisors, so there exists no outstanding debt of any kind to be repaid. The proprietary elements of the project are already built and developed. Upon availability of the funds from the raise, we will hand those elements to the previously selected developers for final implementation into the app and user interface themselves.

All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the

period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Doc Compton, certify that:

(1) the financial statements of End Spam, Inc. included in this Form are true and complete in all material respects ; and

(2) the financial information of End Spam, Inc. included in this Form reflects accurately the information reported on the tax return for End Spam, Inc. filed for the most recently completed fiscal year.

Doc Compton
CEO

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

    i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

    ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

    iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

    i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

    ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

    iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

    i. at the time of the filing of this offering statement bars the person from:

        A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

        B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

        C. engaging in savings association or credit union activities? ☐ Yes ☑ No

    ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

    i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

    ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

    iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

    i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

    ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://endspam.io/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

SPV Subscription Agreement

SAFE (Simple Agreement for Future Equity)

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Doc Compton

Doc Compton

Jonathan Pastore

Appendix E: Supporting Documents

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

End Spam, Inc.

By

Doc Compton
_____

CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

_____
Jonathan Pastore

CTO
3/30/2023

_____
Doc Compton

CEO
3/30/2023

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.